Room 4561

September 6, 2006

Mr. David Rawden
Chief Financial Officer
Exopack Holding Corp.
3070 Southport Road
Spartanburg, South Carolina 29302

Re: Exopack Holding Corp.
Registration Statement on Form S-4 filed August 11, 2006
File No. 333-136559

Dear Mr. Rawden:

This is to advise you that we have limited our review of the above registration statement to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

1.   Your attention is directed to Rules 3-01(a) and 3-02(a) of Regulation S-X and the need for updated financial statements and related disclosures. Please update your financial information.

The Exchange Offer

Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes, page 26

2.   We note your first sentence in this section. Please revise to state that you will issue the exchange notes promptly after expiration rather than after acceptance. Please see Rule 14e-1(c) under the Exchange Act.

3.   Please reconcile your second paragraph under this section regarding the conditions for your issuance of exchange notes with your disclosure on page 24 regarding similar requirements for tendering outstanding notes. Your tendering requirements need to be met on or before the expiration date. Accordingly, upon proper tendering and expiration, it appears that your conditions for issuance of the exchange notes would have been met at the time you accept the outstanding notes. Please reconcile and explain to us your reference to "all other required documents." As noted above, Rule 14e-1(c) requires that you exchange the outstanding notes "promptly" upon expiration of the offer. Please revise as necessary.

Part II

Item 21. Exhibits

4.   Please file all necessary exhibits for our review.

Item 22. Undertakings

5.   The undertakings required pursuant to Item 512 of Regulation S-K have recently been amended. Please confirm that all necessary undertakings have been included.

*   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile</u>
        Ronald G. Moffitt, Esq.
        Reed W. Topham, Esq.
        Stoel Rives LLP
        201 S. Main Street, Suite 1100
        Salt Lake City, Utah 84111
        Telephone: (801) 328-2121
        Facsimile: (801) 578-6999